UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-28810

PYNG MEDICAL CORP.
(formerly, PYNG TECHNOLOGIES CORP.)
(Exact name of registrant as specified in its charter)

#7 – 13511 CRESTWOOD PLACE, RICHMOND, BRITISH COLUMBIA, CANADA V6V 2E9
Tel: 604-303-7964 / Fax 604-303-7987
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON SHARES, WITHOUT PAR VALUE
(Title of each class of securities covered by this Form)

NOT APPLICABLE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ]	Rule 12h-3(b)(1)(i) [ ]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ x ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date: 200

Pursuant to the requirements of the Securities Exchange Act of 1934 PYNG MEDICAL CORP. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 26, 2006	By:	/s/ Kevin O'Neill
Kevin O'Neill, CEO